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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             TAUBMAN CENTERS, INC.
                       (Name of Subject Company (Issuer))
                       SIMON PROPERTY ACQUISITIONS, INC.
                           SIMON PROPERTY GROUP, INC.
                      (Names of Filing Persons (Offerors))
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                   876664103
                     (CUSIP Number of Class of Securities)
                             James M. Barkley, Esq.
                           Simon Property Group, Inc.
                              National City Center
                           115 West Washington Street
                                 Suite 15 East
                             Indianapolis, IN 46024
                           Telephone: (317) 636-1600
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                           --------------------------

                                   Copies to:
                            Steven A. Seidman, Esq.
                            Robert B. Stebbins, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                           Telephone: (212) 728-8000
                           --------------------------

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
                  $1,109,065,320                                         $221,813.06

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $18, the per share tender offer price, by 61,614,740 shares of Common Stock, consisting of (i) 51,314,492 outstanding shares of Common Stock, (ii) 2,269 shares of Common Stock issuable upon conversion of outstanding shares of Series B Non-Participating Convertible Preferred Stock, (iii) 7,097,979 shares of Common Stock issuable upon conversion of outstanding partnership units of The Taubman Realty Group, Limited Partnership ("TRG") and (iv) 3,200,000 shares of Common Stock issuable upon conversion of outstanding options (each of which entitles the holder thereof to purchase one partnership unit of TRG which, in turn, is convertible into one share of Common Stock), in each case, based on the subject Company's Quarterly Report on Form 10-Q for the period ended September 30, 2002 and the Company's Proxy Statement for its 2002 Annual Meeting of Shareholders.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    None                       Filing Party:              Not Applicable
Form or Registration No.:  Not Applicable             Date Filed:                Not Applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

/ / Check the appropriate boxes below to designate any transactions to which the statement relates.

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
                                  SCHEDULE TO

    This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Simon Property Acquisitions, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Simon Property Group, Inc., a Delaware corporation ("SPG Inc."), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Taubman Centers, Inc. (the "Company") at a purchase price of $18 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. This Schedule TO is being filed on behalf of the Purchaser and SPG Inc.

    The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 1.            SUMMARY TERM SHEET.

                   The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

Item 2.            SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is Taubman Centers, Inc., a Michigan corporation. The Company's principal executive offices are located at 200 East Long Lake Road, Suite 300,
                   P.O. Box 200, Bloomfield Hills, Michigan 48303, and its phone number is (248) 258-6800. The information set forth in the Offer to Purchase Section 8 ("Certain Information
                   Concerning the Company") is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under "Introduction," Section 1 ("Terms of the Offer; Expiration
                   Date") and Section 6 ("Price Range of the Shares") is incorporated herein by reference.

(c)                The information set forth in the Offer to Purchase Section 6
                   ("Price Range of the Shares") is incorporated herein by reference.

Item 3.            IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c)      This Tender Offer Statement is being filed by the Purchaser and SPG Inc. The information set forth in the Offer to
                   Purchase under "Introduction," Section 9 ("Certain
                   Information Concerning the Purchaser and SPG Inc.") and
                   Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.            TERMS OF THE TRANSACTION.

(a)(1)             The information set forth in the Offer to Purchase under
(i-viii, xii),     "Introduction," Section 1 ("Terms of the Offer; Expiration
(a)(2)             Date"), Section 2 ("Acceptance for Payment and Payment"),
(i-iv, vii)        Section 3 ("Procedures for Accepting the Offer and Tendering
                   Shares"), Section 4 ("Withdrawal Rights"), Section 5
                   ("Material U.S. Federal Income Tax Consequences of the Offer
                   and the Proposed Merger"), Section 11 ("Purpose of the Offer
                   and the Proposed Merger; Plans for the Company; State
                   Anti-Takeover Laws"), Section 14 ("Certain Conditions of the
                   Offer") and Section 15 ("Certain Legal Matters; Required
                   Regulatory Approvals") is incorporated herein by reference.

(a)(1)(ix)         Not applicable.

(a)(1)(x)          Not applicable.

(a)(1)(xi)         Not applicable.

(a)(2)(v)          Not applicable.

(a)(2)(vi)         Not applicable.

Item 5.            PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)                No transactions, other than those described in paragraph
                   (b), have occurred during the past two years between the filing person and the Company or any of its affiliates that are not natural persons.

(b) The information set forth in the Offer to Purchase under "Introduction," Section 9 ("Certain Information Concerning the Purchaser and SPG Inc."), Section 10 ("Background of the
                   Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the Proposed Merger; Plans for the Company;
                   State Anti-Takeover Laws") is incorporated herein by reference.

Item 6.            PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Purchase under "Introduction," Section 10 ("Background of the Offer;
                   Contacts with the Company") and Section 11 ("Purpose of the Offer and the Proposed Merger; Plans for the Company; State
                   Anti-Takeover Laws") is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under "Introduction," Section 7 ("Effect of the Offer on the
                   Market for the Shares; NYSE Listing; Margin Regulations;
                   Exchange Act Registration"), Section 10 ("Background of the
                   Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer and the Proposed Merger; Plans for the Company;
                   State Anti-Takeover Laws") and Section 13 ("Dividends and
                   Distributions") is incorporated herein by reference.

Item 7.            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d)      The information set forth in the Offer to Purchase under
                   Section 9 ("Certain Information Concerning the Purchaser and
                   SPG Inc.") and Section 12 ("Source and Amount of Funds") is
                   incorporated herein by reference.

Item 8.            INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offer to Purchase under "Introduction," Section 9 ("Certain Information Concerning the Purchaser and SPG Inc."), Section 10 ("Background of the
                   Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer and the Proposed Merger; Plans for the Company;
                   State Anti-Takeover Laws") and Schedule I to the Offer to
                   Purchase is incorporated herein by reference.

(b)                The information set forth in the Offer to Purchase under
                   Section 10 ("Background of the Offer; Contacts with the
                   Company") is incorporated herein by reference.

Item 9.            PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under "Introduction" and Section 16 ("Certain Fees and Expenses") is incorporated herein by reference.

Item 10.           FINANCIAL STATEMENTS.

(a), (b) Because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding Shares, Purchaser believes the financial condition of SPG Inc., the Purchaser and their affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

Item 11.           ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under "Introduction," Section 1 ("Terms of the Offer; Expiration
                   Date"), Section 11 ("Purpose of the Offer and the Proposed
                   Merger; Plans for the Company; State Anti-Takeover Laws"),
                   Section 15 ("Certain Legal Matters; Required Regulatory
                   Approvals") and Section 7 ("Effect of the Offer on the Market for the Shares; NYSE Listing; Margin Regulations;
                   Exchange Act Registration") is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

Item 12.           EXHIBITS.

(a)(1)(A)          Offer to Purchase, dated December 5, 2002.

(a)(1)(B)          Letter of Transmittal.

(a)(1)(C)          Notice of Guaranteed Delivery.

(a)(1)(D)          Letter to Brokers, Dealers, Commercial Banks, Trust
                   Companies and Nominees.

(a)(1)(E) Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)          Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.

(a)(1)(G)          Press release issued by Simon Property Group, Inc. and Simon
                   Property Acquisitions, Inc., dated December 5, 2002, announcing the commencement of the Offer.

(a)(1)(H)          Summary Advertisement, dated December 5, 2002.

(a)(2)             Not applicable.

(a)(3)             Not applicable.

(a)(4)             Not applicable.

(a)(5)             Complaint filed by Simon Property Group, Inc. and Simon
                   Property Acquisitions, Inc. on December 5, 2002 in the
                   United States District Court for the Eastern District of
                   Michigan against the Company, the Company Board and certain members of the Taubman family.

(b)                Credit Agreement, dated April 16, 2002 among Simon Property
                   Group L.P., the Lenders named therein, the Co-Agents named therein, UBS AG, Stamford Branch, as Payment and
                   Disbursement Agent, JPMorgan Securities Inc. as the Joint
                   Lead Arranger and Joint Book Manager, Commerzbank AG as
                   Documentation Agent and JPMorgan Chase Bank as Joint
                   Syndication Agent and Banc of America N.A. as Joint
                   Syndication Agent and Citicorp Real Estate, Inc. as Joint
                   Syndication Agent (incorporated by reference to Exhibit 10.1 on the Form 8-K filed by Simon Property Group, L.P. on
                   December 5, 2002).

(d)                Not applicable.

(g)                Not applicable.

(h)                Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of December 5, 2002 that the information set forth in this statement is true, complete and correct.

                                               SIMON PROPERTY GROUP, INC.

                                               By:  /s/ JAMES M. BARKLEY
                                                    ------------------------------------------------
                                                    Name: James M. Barkley
                                                    Title: Secretary and General Counsel

                                               SIMON PROPERTY ACQUISITIONS, INC.

                                               By:  /s/ JAMES M. BARKLEY
                                                    ------------------------------------------------
                                                    Name: James M. Barkley
                                                    Title: Secretary and Treasurer

                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
-----------    ------------------------------------------------------------
(a)(1)(A)      Offer to Purchase, dated December 5, 2002.

(a)(1)(B)      Letter of Transmittal.

(a)(1)(C)      Notice of Guaranteed Delivery.

(a)(1)(D)      Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Nominees.

(a)(1)(E) Form of Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)      Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.

(a)(1)(G)      Press release issued by Simon Property Group, Inc. and Simon
               Property Acquisitions, Inc., dated December 5, 2002, announcing the commencement of the Offer.

(a)(1)(H)      Summary Advertisement, dated December 5, 2002.

(a)(2)         Not applicable.

(a)(3)         Not applicable.

(a)(4)         Not applicable.

(a)(5)         Complaint filed by Simon Property Group, Inc. and Simon
               Property Acquisitions, Inc. on December 5, 2002 in the
               United States District Court for the Eastern District of
               Michigan against the Company, the Company Board and certain members of the Taubman family.

(b)            Credit Agreement, dated April 16, 2002 among Simon Property
               Group L.P., the Lenders named therein, the Co-Agents named therein, UBS AG, Stamford Branch, as Payment and
               Disbursement Agent, JPMorgan Securities Inc. as the Joint
               Lead Arranger and Joint Book Manager, Commerzbank AG as
               Documentation Agent and JPMorgan Chase Bank as Joint
               Syndication Agent and Banc of America N.A. as Joint
               Syndication Agent and Citicorp Real Estate, Inc. as Joint
               Syndication Agent (incorporated by reference to Exhibit 10.1 on the Form 8-K filed by Simon Property Group, L.P. on
               December 5, 2002).

(c)            Not applicable.

(d)            Not applicable.

(e)            Not applicable.

(f)            Not applicable.

(g)            Not applicable.

(h)            Not applicable.